EXHIBIT 21.1

THE CHILDREN’S PLACE RETAIL STORES, INC.

SUBSIDIARIES OF THE COMPANY

The Children’s Place Retail Stores, Inc. has the following wholly-owned subsidiaries:

TCPIP, Inc., a Delaware Corporation.

The Children’s Place (Hong Kong) Limited, a Hong Kong Corporation.

thechildrensplace.com, inc., a Delaware Corporation.

The Children’s Place (Australia) Pty. Ltd., an Australian Corporation.

The Children’s Place (Virginia), Inc., a Virginia Corporation.

TCP Canada, Inc., a Nova Scotia Limited Liability Company.

The Children’s Place Canada Holdings, Inc., a Delaware Corporation.

TCP Investment Canada I Corp., a Nova Scotia Unlimited Liability Company.

TCP Investment Canada II Corp., a Nova Scotia Unlimited Liability Company.

The Children’s Place (Canada), LP, an Ontario Limited Partnership.

The Children’s Place Charitable Foundation, Inc., a New York not-for-profit Corporation.

The Children’s Place (Barbados) Inc., a Barbados Corporation.